Exhibit 99.1

Sapiens Unveils Full Life Insurance Transformation Suite at 2017 Life Insurance Conference

The core-to-digital suite is pre-integrated and modular, and can be installed as part of a complete transformation initiative, or implemented as standalone components

Orlando, Florida – April 24, 2017 – From the 2017 Life Insurance Conference, Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, unveiled its full Life Insurance Transformation Suite, which is now available for life and annuity providers.

The pre-integrated and modular suite consists of:

•	Digital and data analytics offerings, including customer and agent portals, advanced analytics and customer engagement solutions
•	Sales and New Business Platform, consisting of eApp, illustration, underwriting and needs analysis
•	Sapiens ALIS core policy administration solution, which supports individual and group business, including employee benefits in a single system

All offerings can be deployed on premise or via a cloud-SaaS model, with the option of a fully managed services model from Sapiens, designed to help insurers lower costs, benefit from a single focal point of responsibility and focus on their core business.

The new Sapiens Life Insurance Transformation Suite is a result of Sapiens strategic initiatives, including an increased investment in the company’s digital vision and enhancing group support in Sapiens ALIS, as well as the recent acquisition of StoneRiver, a well-established and proven vendor that delivers a wide range of solutions and services to its 200 North American insurance customers.

“By seamlessly integrating the Sapiens Digital Suite, Sapiens New Business Platform and the Sapiens ALIS core policy administration system, Sapiens can enable life and annuity providers in North America and around the world to fully digitalize their business, increase automation and agility, and transform into data-driven organizations,” said Alex Zukerman, vice president of product marketing and strategy for Sapiens’ Life and Retirement division. “Sapiens has combined best of breed and pre-integrated approaches, so that our customers benefit from the best technology seamlessly functioning together and supporting every aspect of their life and annuity business.”

“Sapiens is pleased to present the North American life and annuity market with an offering that is unique in both its breadth and depth,” said Roni Al-Dor, Sapiens’ president and CEO. “The introduction of the Sapiens Life Insurance Transformation Suite is just the latest in our ongoing efforts to continue to strengthen our North American leadership position and best support our customers in the region.”

About The 2017 Life Insurance Conference

The conference provides insight into the very latest in industry news, product innovation, distribution, markets, administration, regulation and technology. The 2017 Life Insurance Conference covered the important issues and identified strategies that will shape the industry's future. This premier conference offered more than 30 workshops on topics including product innovation, distribution, markets, technology, administration and regulation. For more information: http://www.loma.org/Events/

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com